UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 1)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

Asta Funding, Inc.
(Name of Subject Company (Issuer)) Asta Funding, Inc. (Names of Filing Persons (Issuer and Offeror))
Common Stock, par value $0.01 per share
(Title of Class of Securities)

0462220109
(CUSIP Number of Class of Securities)

Gary Stern Asta Funding, Inc. 210 Sylvan Avenue Englewood Cliffs, NJ 07632 (201) 567-5648
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:
Kai H. Liekefett, Esq Vinson & Elkins L.L.P. 666 Fifth Avenue, 26th Floor New York, NY 10103 (212) 237-0037	Michael J. Swidler Vinson & Elkins L.L.P. 666 Fifth Avenue, 26th Floor New York, NY 10103 (212) 237-0020

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$54,999,993.15	$6,375.00
(1)

Estimated solely for purposes of determining the amount of the filing fee. This amount is based upon the offer to purchase 5,314,009 shares of common stock of Asta Funding, Inc. at the tender offer price of $10.35 per share.

(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $115.90 per million dollars of the value of the transaction.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $6,375.00	Filing Party: Asta Funding, Inc.
Form or Registration No.: 005-44713	Date Filed: January 19, 2017
☐	Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 1 (the “Amendment No. 1”) amends and supplements the Issuer Tender Offer Statement on Schedule TO (as amended and supplemented, this “Schedule TO”), initially filed by Asta Funding, Inc., a Delaware corporation (“Asta” or the “Company”), in connection with the Company’s offer to repurchase up to 5,314,009 shares of its common stock, par value $0.01 per share (the “Shares”), at the price of $10.35 per share, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions described in the amended and restated Offer to Purchase, dated February 2, 2017 (the “Amended and Restated Offer to Purchase”), a copy of which is filed as Exhibit (a)(1)(F), and in the related Letter of Transmittal (the “Letter of Transmittal,” which together with the Offer to Purchase, as they may be amended or supplemented from time to time, constitute the “Offer”), a copy of which is filed as Exhibit (a)(1)(B). The Amended and Restated Offer to Purchase amends and restates the Offer to Purchase dated January 19, 2017 (the “Offer to Purchase”). This Amendment No. 1 and the previously filed Schedule TO are intended to satisfy the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The Items of Schedule TO and the Offer to Purchase are hereby amended and supplemented as specified below and as provided in the Amended and Restated Offer to Purchase. All information in the Amended and Restated Offer to Purchase is hereby expressly incorporated by reference in answer to all items in this Amendment No. 1 to Schedule TO.

Item 1. Summary Term Sheet

The second sentence of the paragraph under the question “What will be the Purchase Price for the Shares and what will be the form of payment?” in the section of the Offer to Purchase entitled “Summary Term Sheet” on page 1 of the Offer to Purchase is amended and restated as follows:

“Promptly after 11:59 p.m., New York City time, on February 15, 2017, unless the Offer is extended or withdrawn (such date, as it may be extended, the “Expiration Date”), we will, upon the terms and subject to the conditions of the Offer, purchase Shares properly tendered in the Offer and not properly withdrawn, at the Purchase Price, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions described in this Offer to Purchase and in the related Letter of Transmittal.”

Item 4. Terms of the Transaction; Additional Information.

The second paragraph under the “Introduction” heading on page 7 of the Offer to Purchase is amended and restated as follows:

“The Offer will expire on February 15, 2017, at 11:59 p.m., New York City time, unless the Offer is extended or withdrawn.”

The first sentence of the first paragraph under Section 10 – “Conditions of the Offer” on page 20 of the Offer to Purchase is amended and restated as follows:

“Notwithstanding any other provision of the Offer, we will not be required to accept for payment, purchase or pay for any Shares tendered, and may terminate or amend the Offer or may postpone the acceptance for payment of, or the purchase of or the payment for Shares tendered, subject to the rules under the Exchange Act, if at any time prior to the Expiration Date, any of the following events or circumstances shall not have occurred (or shall have been reasonably determined by us to have not occurred):

●	we have obtained all governmental or regulatory consents and approvals necessary in order to consummate and effect the Offer;

●	the consummation of the Offer will not cause the Shares to be delisted from NASDAQ or to be eligible for deregistration under the Exchange Act;

●

no governmental authority of competent jurisdiction has enacted, issued or entered any restraining order, injunction or similar order or legal restraint that enjoins or otherwise prohibits the Offer; and

●	no legal action shall have been proposed, instituted or pending by a governmental authority of competent jurisdiction that challenges or otherwise relates to the Offer.”

An additional paragraph is added as the first paragraph under Section 18 – “Extension of the Offer; Termination; Amendment” on page 31 of the Offer to Purchase as follows:

“On February 2, 2017, the Company announced an extension of the Expiration Date of the Offer until 11:59 p.m., New York City time, on February 15, 2017, unless further extended or withdrawn. The Tender Offer, which was previously scheduled to expire at 5:00 p.m., New York City time, on February 15, 2017, was extended to comply with Rule 14e-1(a) of the Exchange Act. The Depositary has advised the Company that as of 5:00 p.m., New York City time, on February 1, 2017, approximately 716 Shares have been validly tendered and not withdrawn pursuant to the Offer, representing approximately 0.006% of the outstanding Shares. The press release announcing the extension of the Offer is attached hereto as Exhibit (a)(5)(B).”

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

The first sentence of the third paragraph under Section 4 – “Fairness Opinion – Opinion of Duff & Phelps, LLC” on page 11 of the Offer to Purchase is amended and restated as follows:

“The full text of the Opinion of Duff & Phelps is attached as Annex A to this Offer to Purchase and is incorporated herein by reference, which Opinion Duff & Phelps has expressly consented may be used in connection with this Offer to Purchase.”

Item 12.	Exhibits.

Exhibit No.	Description
(a)(1)(A)*	Offer to Purchase, dated January 19, 2017.

(a)(1)(B)*	Letter of Transmittal.

(a)(1)(C)*	Notice of Guaranteed Delivery.

(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated January 19, 2017.

(a)(1)(E)*	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated January 19, 2017.

(a)(1)(F)	Amended and Restated Offer to Purchase, dated February 2, 2017.

(a)(2)	None.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(A)*	Press release dated January 19, 2017, announcing the commencement of the Offer.

(a)(5)(B)	Press release dated February 2, 2017, announcing the extension of the Offer.

(b)	None.

(d)(A)*

Settlement Agreement dated as of January 6, 2017, by and among Asta Funding, Inc., The Mangrove Partners Masters Fund Ltd., The Mangrove Partners Fund, L.P., Mangrove Partners Fund (Cayman), Ltd., Mangrove Partners, Mangrove Capital and Nathaniel August, Gary Stern, Ricky Stern, Emily Stern, Arthur Stern, Asta Group, Incorporated and GMS Family Investors LLC (incorporated by reference to Asta Funding, Inc.’s Current Report on Form 8-K dated January 9, 2017).

(d)(B)*

Voting Agreement dated as of January 6, 2017, by and between Asta Funding, Inc. and Gary Stern, Ricky Stern, Emily Stern, Asta Group, Incorporated and GMS Family Investors LLC (incorporated by reference to Asta Funding, Inc.’s Current Report on Form 8-K dated January 9, 2017).

(d)(C)*	Securities Purchase Agreement dated as of January 6, 2017, by and among The Mangrove Partners Masters Fund Ltd., The Mangrove Partners Fund, L.P., Mangrove Partners Fund (Cayman), Ltd., Mangrove Partners, Mangrove Capital and Nathaniel August, and Gary Stern.

(g)	None.

(h)	None.

* Previously filed

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ASTA FUNDING, INC.

By:	/s/ Gary Stern
Name:	Gary Stern
Title:	Chairman, President & CEO

Date: February 2, 2017

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)*	Offer to Purchase, dated January 19, 2017.

(a)(1)(B)*	Letter of Transmittal.

(a)(1)(C)*	Notice of Guaranteed Delivery.

(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated January 19, 2017.

(a)(1)(E)*	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated January 19, 2017.

(a)(1)(F)	Amended and Restated Offer to Purchase, dated February 2, 2017.

(a)(2)	None.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(A)*	Press release dated January 19, 2017, announcing the commencement of the Offer.

(a)(5)(B)	Press release dated February 2, 2017, announcing the extension of the Offer.

(b)	None.

(d)(A)*

Settlement Agreement dated as of January 6, 2017, by and among Asta Funding, Inc., The Mangrove Partners Masters Fund Ltd., The Mangrove Partners Fund, L.P., Mangrove Partners Fund (Cayman), Ltd., Mangrove Partners, Mangrove Capital and Nathaniel August, Gary Stern, Ricky Stern, Emily Stern, Arthur Stern, Asta Group, Incorporated and GMS Family Investors LLC (incorporated by reference to Asta Funding, Inc.’s Current Report on Form 8-K dated January 9, 2017).

(d)(B)*

Voting Agreement dated as of January 6, 2017, by and between Asta Funding, Inc. and Gary Stern, Ricky Stern, Emily Stern, Asta Group, Incorporated and GMS Family Investors LLC (incorporated by reference to Asta Funding, Inc.’s Current Report on Form 8-K dated January 9, 2017).

(d)(C)*	Securities Purchase Agreement dated as of January 6, 2017, by and among The Mangrove Partners Masters Fund Ltd., The Mangrove Partners Fund, L.P., Mangrove Partners Fund (Cayman), Ltd., Mangrove Partners, Mangrove Capital and Nathaniel August, and Gary Stern.

(g)	None.

(h)	None.

* Previously filed

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